Ted Antonioli, geologist
5908 Longview, Missoula, MT 59803

To Aaron Charlton, Grant-Hartford Corporation

Dear Aaron,

This letter will confirm my availability to consult with the Grant-Hartford Corporation on the exploration program at Garnet during 2008, including follow up work on the permits I have been involved in writing, and field activities related to the drilling program.

Sincerely,

/S/Ted Antonioli